Exhibit 99.1
Tech Mahindra Deposits Funds
Hyderabad, 20 April 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), the successful bidder to acquire a controlling stake in the Company, had deposited, in separate escrow accounts, (i) Rs. 17,56,03,30,966 (approximately US$ 351 million based on an exchange rate of Rs. 50 to US$1), being the subscription amount for 30,27,64,327 (Thirty Crores Twenty Seven Lakhs Sixty Four Thousand Three Hundred and Twenty Seven Only) shares of the Company (the “Initial Shares”), or thirty one percent (31%) of the share capital of the Company after giving effect to the issuance of the Initial Shares (the “Enhanced Share Capital”), and (ii) Rs. 11,54,66,05,954 (approximately US$ 231 million based on an exchange rate of Rs. 50 to US$1), being the total funds necessary to consummate the mandatory cash tender offer to acquire an additional minimum 20% of the Enhanced Share Capital and convertible instruments (“Public Offer”) in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Regulations”).
Since Tech Mahindra has now fully funded the Public Offer escrow, in cash, as required by the Takeover Regulations, pursuant to the Hon’ble Company Law Board’s orders Tech Mahindra has the right to appoint no more than 4 of its nominees as directors on the Company’s board. As previously announced by the Company, the present 6 directors of the Company appointed by the Central Government will continue on the board of the Company until further orders of the Hon’ble Company Law Board and no additional directors need be appointed by the Central Government.
The Company will allot the Initial Shares to Tech Mahindra upon the fulfillment of certain closing conditions and obtaining required regulatory approvals, including approval from the Securities Exchange Board of India. At such time the Board will also meet to appoint Tech Mahindra’s nominees to the Board.

About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the consummation of the Preferential Allotment and the making and consummation of the Public Offer, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. In particular, there can be no assurance that the Preferential Allotment will be consummated or the Public Offer will be made or consummated. Satyam undertakes no duty to update any forward-looking statements.

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